QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on October 17, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ITC HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation or organization)	32-0058047 (I.R.S. Employer Identification Number)

39500 Orchard Hill Place
Suite 200
Novi, Michigan 48375
(248) 374-7100

(Address, including zip code, and telephone number, including area code, of principal executive offices)

Amended and Restated 2003 Stock Purchase and Option Plan for
Key Employees of ITC Holdings Corp. and Its Subsidiaries

(Full title of the plan)

Daniel J. Oginsky, Esq.
Vice President, General Counsel and Secretary
ITC Holdings Corp.
39500 Orchard Hill Place, Suite 200
Novi, Michigan 48375
(248) 374-7045

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Risë B. Norman, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
(212) 455-2000

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common stock, without par value	721,997	$34.04	$24,576,777	$2,630

(1)
Covers 721,997 shares under the Amended and Restated 2003 Stock Purchase and Option Plan for Key Employees of ITC Holdings Corp. and Its Subsidiaries and, pursuant to Rule 416(a), an indeterminate number of additional shares which may be offered and issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)
Estimated pursuant to Rule 457(c) and Rule 457(h) under the Securities Act, solely for the purpose of computing the registration fee, based on the average of the high and low sale prices of the common stock on October 13, 2006 as reported by the New York Stock Exchange.

EXPLANATORY NOTE

        The material which follows, up to but not including the page beginning Part II of this Registration Statement, constitutes a "reoffer" prospectus prepared in accordance with Part I of Form S-3 to be used in connection with resales of restricted shares of common stock issued under an employee benefit plan. These shares of common stock may be considered "control securities" or "restricted securities" as defined in General Instruction C(1) to Form S-8.

REOFFER PROSPECTUS

ITC HOLDINGS CORP.

721,997 Shares

Common Stock, without par value

        This prospectus relates to 721,997 shares of common stock, without par value, of ITC Holdings Corp. which may be offered from time to time by the selling stockholders identified under the caption "Selling Stockholders" in this prospectus for their own accounts. Each of the selling stockholders acquired the shares of common stock covered by this prospectus pursuant to the Amended and Restated 2003 Stock Purchase and Option Plan for Key Employees of ITC Holdings Corp. and Its Subsidiaries (the "Stock Purchase and Option Plan"). We will not receive any proceeds from the sale of our common stock by the selling stockholders.

        This prospectus has been prepared for the purpose of registering the shares of common stock under the Securities Act of 1933, as amended (the "Securities Act"), to allow for future sales by the selling stockholders, on a continuous or delayed basis, to the public without restriction. Each selling stockholder and any participating broker or dealer may be deemed to be an "underwriter" within the meaning of the Securities Act, in which event any profit on the sale of shares by the selling stockholder and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

        Our common stock is listed on the New York Stock Exchange under the symbol "ITC." On October 16, 2006, the last reported sale price of our common stock was $34.32 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        This prospectus does not constitute an offer to sell securities in any state to any person to whom it is unlawful to make such offer in such state.

October 17, 2006

        All dealers that effect transactions in our common stock may be required to deliver a prospectus.

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information different from that contained in this prospectus. If any person provides you with different or inconsistent information, you should not rely on it. The selling stockholders are only offering to sell, and only seeking offers to buy, the common stock in jurisdictions where offers and sales are permitted.

        Prior to the acquisition described under "The Transactions," ITC Holdings did not own MTH and METC. ITC Holdings consummated the acquisition described under "The Transactions" on October 10, 2006.

        The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        Unless otherwise noted or the context requires, all references in this prospectus to:

  •
  "ITC Holdings" are references to ITC Holdings Corp. and not any of its subsidiaries;

  •
  "ITCTransmission" are references to International Transmission Company, a wholly-owned subsidiary of ITC Holdings;

  •
  "IT Holdings Partnership" are references to International Transmission Holdings Limited Partnership, ITC Holdings' principal stockholder;

  •
  "FERC" are references to the Federal Energy Regulatory Commission;

  •
  "METC" are references to Michigan Electric Transmission Company, LLC, a wholly-owned subsidiary of MTH;

  •
  "MTH" are references to Michigan Transco Holdings, Limited Partnership, the owner of all of the membership interests of METC; and

  •
  "We," "our" and "us" are references to ITC Holdings, together with all of its subsidiaries.

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents previously filed with the Securities and Exchange Commission (the "SEC") by ITC Holdings pursuant to the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated by reference:

  (a)
  ITC Holdings' Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 16, 2006;

  (b)
  ITC Holdings' Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, filed with the SEC on May 4, 2006 and August 10, 2006, respectively;

  (c)
  ITC Holdings' Current Reports on Form 8-K, filed with the SEC on February 14, 2006, March 30, 2006, May 4, 2006, May 12, 2006, May 17, 2006, May 23, 2006, May 26, 2006, July 18, 2006, July 25, 2006, August 7, 2006, August 16, 2006, August 17, 2006, August 18, 2006, September 1, 2006, September 25, 2006, October 6, 2006, October 10, 2006 and October 16, 2006; and

  (d)
  ITC Holdings' prospectus filed pursuant to Rule 424(b) of the Securities Act (Registration Statement No. 333-135137), filed with the SEC on October 4, 2006.

        All documents that ITC Holdings subsequently files pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the filing of a post-effective amendment to this prospectus indicating that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

ii

ITC HOLDINGS CORP.

        Through our operating subsidiaries, ITCTransmission and METC, we are the only publicly traded company engaged exclusively in the transmission of electricity in the United States. We are also the largest independent electric transmission company and the tenth largest electric transmission company in the country based on transmission load served. Our business strategy is to operate, maintain and invest in our transmission infrastructure in order to enhance system integrity and reliability and to reduce transmission constraints. By pursuing this strategy, we seek to reduce the overall cost of delivered energy for end-use consumers by providing them with access to electricity from the lowest cost electricity generation sources. ITCTransmission and METC operate contiguous, fully-regulated, high-voltage systems that transmit electricity to local electricity distribution facilities from generating stations throughout Michigan and surrounding areas. The local distribution facilities connected to our systems serve an area comprising substantially all of the lower peninsula of Michigan, which had a population of approximately 9.8 million people at December 31, 2005.

        As transmission utilities with rates regulated by the FERC, our subsidiaries earn revenues through fees charged for the use of their electricity transmission systems by our customers, which include investor-owned utilities, municipalities, co-operatives, power marketers and alternative energy suppliers. As independent transmission companies, our subsidiaries are subject to rate regulation only by the FERC. The rates charged by our subsidiaries are established using a formulaic cost-of-service model and re-calculated annually, allowing for the recovery of actual expenses and income taxes and a return of and on invested capital.

        Our operations are conducted through ITCTransmission and METC. We have no ownership of or financial interest in electricity generation or distribution assets, allowing us to focus exclusively on the transmission of electricity and investment in transmission infrastructure. Our primary operating responsibilities include maintaining, improving and expanding our transmission systems to meet our customers' ongoing needs, scheduling outages on transmission system elements to allow for maintenance and construction, balancing electricity generation and demand, maintaining appropriate system voltages and monitoring flows over transmission lines and other facilities to ensure physical limits are not exceeded.

        Our operating subsidiaries' assets include over 8,000 circuit miles of high-voltage lines, 236 stations and substations, approximately 61,000 transmission towers and poles and 14 external interconnections, which connect our transmission lines to generation resources, distribution facilities and neighboring transmission systems. There are also nine interconnections between ITCTransmission and METC. The rate base of our operating subsidiaries, which is comprised primarily of transmission property, plant and equipment, was in excess of $1.0 billion as of December 31, 2005.

        On May 11, 2006, ITC Holdings entered into an agreement to acquire all of the indirect ownership interests in METC, ITCTransmission's neighboring transmission system, for an aggregate purchase price of $555.6 million plus approximately $311.7 million of MTH and METC debt and certain liabilities (net of $4.5 million of cash and cash equivalents) based on June 30, 2006 balances, which has been assumed or has or will be repaid or redeemed. METC's service area covers approximately two-thirds of Michigan's lower peninsula and is contiguous with ITCTransmission's service area with nine interconnection points. On September 21, 2006, the FERC granted an order conditionally approving ITC Holdings' acquisition of METC and on October 10, 2006, we consummated the acquisition.

        Concurrently with the acquisition, we issued 6,580,987 shares of our common stock in a public offering and $510.0 million aggregate principal amount of senior notes in a private placement. We used the net proceeds from the public offering, a portion of the net proceeds from the senior notes private placement and the issuance of 2,195,045 shares of our common stock to Macquarie Essential Assets Partnership as consideration for the acquisition.

        Our principal executive offices are located at 39500 Orchard Hill Place, Suite 200, Novi, Michigan 48375 and our telephone number at that address is (248) 374-7100. Our website is located at www.itc-holdings.com. The information on our website is not part of this prospectus.

RISK FACTORS

        An investment in our common stock involves risks. You should carefully consider the risks described below, together with the other information included and incorporated by reference in this prospectus, before deciding to purchase any common stock.

Risks Related to Our Business

ITC Holdings is a holding company with no operations, and unless ITC Holdings receives dividends or other payments from ITCTransmission, METC or its other subsidiaries, ITC Holdings will be unable to pay dividends to its stockholders and fulfill its cash obligations.

        As a holding company with no business operations, ITC Holdings' material assets consist only of the common stock of ITCTransmission, ownership interests of its other subsidiaries, deferred tax assets relating primarily to federal income tax operating loss carryforwards and cash. After the consummation of the acquisition, ITC Holdings' assets also include indirect ownership interests in METC. ITC Holdings' material cash inflows are only from dividends and other payments received from time to time from ITCTransmission, METC or its other subsidiaries and the proceeds raised from the sale of debt and equity securities. ITC Holdings may not be able to access cash generated by ITCTransmission or METC or any other subsidiaries in order to fulfill cash commitments or to pay dividends to stockholders. The ability of ITCTransmission and METC to make dividend and other payments to ITC Holdings is subject to the availability of funds after taking into account ITCTransmission's and METC's respective funding requirements, the terms of ITCTransmission's and METC's respective indebtedness, the regulations of the FERC under the Federal Power Act, or the FPA, and applicable state laws. Each of ITCTransmission, METC and each other subsidiary, however, is legally distinct from ITC Holdings and has no obligation, contingent or otherwise, to make funds available to ITC Holdings.

The FERC's December 2005 rate order authorizing METC's current rates is subject to a hearing and possible judicial appeals. In any such proceedings, METC could be required to refund revenues to customers and the rates that METC charges for services could be reduced, thereby materially and adversely impacting our results of operations, financial condition, cash flows and future earning capacity.

        On December 30, 2005, the FERC issued an order authorizing METC, beginning on January 1, 2006, to charge rates for its transmission service using the rate setting formula contained in Attachment O, which results in an authorized rate for network and point-to-point transmission service of $1.567 per kW/month from January 1, 2006 to May 31, 2006 and $1.524 per kW/month from June 1, 2006 to May 31, 2007. The FERC's December 2005 rate order authorizes METC to collect this rate, subject to any refunds that might be ordered as a result of further hearings currently pending before the FERC on this matter or the approval by the FERC of a settlement of the issues set for hearing. In particular, the FERC has set for hearing issues regarding the calculation of METC's rates, including:

  •
  the need for a mechanism to avoid over-collection of amounts that METC could not collect during the period from January 1, 2001 through December 31, 2005, when METC was subject to a rate freeze, but which METC was authorized to defer for subsequent collection;

  •
  the accuracy of the computation of those deferred amounts and the adequacy of information reflected in METC's FERC Form No. 1;

  •
  the reasonableness of the recovery of fees for services provided by METC's affiliate, Trans-Elect Inc., or Trans-Elect;

  •
  the proper calculation of the adjustment to METC's equity account balance resulting from the sale, in December 2003, of the limited partnership interests in MTH; and

  •
  the need for additional information regarding expenses associated with METC's operation and maintenance of facilities that are jointly owned with others.

        Consumers Energy Company, or Consumers Energy, the Michigan Public Service Commission, or the MPSC, and METC filed requests for rehearing on matters not set for further hearing by the FERC in the December 2005 order. On August 22, 2006, the FERC issued an order denying these rehearing requests, except that the FERC required METC to maintain certain accounting records related to pushdown accounting of goodwill. The issues addressed in the August 22, 2006 order on rehearing remain subject to judicial review in a United States Court of Appeals.

        With respect to issues set for hearing in the December 2005 rate order, following a recent suspension of the schedule due to the pending acquisition of METC by ITC Holdings, the FERC trial staff filed testimony in the case on September 15, 2006. Intervenors and METC are scheduled to file rebuttal testimony in October and November 2006, respectively. A hearing is scheduled for December 2006 and a proposed decision by the Administrative Law Judge is scheduled to be issued on March 27, 2007, with a final decision by the FERC to be issued thereafter. However, when the FERC does act, if it makes a finding as a result of hearings in the case or approves a settlement among the parties, that in either case modifies the components or calculations used in setting METC's current rates, METC would be required to refund to its customers, with interest, the difference between the revenues collected under the rates used beginning January 1, 2006 and June 1, 2006 and amounts that would have been collected under rates calculated using the modified components and calculations. If ordered, METC could be required to make cash refunds to the affected customers within a limited period of time, typically 30 days. This could materially and adversely affect our results of operations, cash flows and financial condition. We cannot predict whether refunds will result, or estimate the amount of refunds that may result from the determinations to be made on the issues set for hearing. In the event of adverse determinations on all matters set for hearing, we estimate that the maximum potential refund amount relating to 2006 revenues could be approximately $23.0 million. Additional refund amounts also would result for periods subsequent to 2006 through the date of the FERC's determination. An adverse determination on any of these matters would also affect components used in determining the rate to be charged to customers in METC's service territory in periods subsequent to the determination.

        After the FERC rules on the issues set for further hearing in the December 2005 rate order, interested parties may seek a rehearing or judicial review of any order issued as a result of or after those hearings. Although we cannot predict if any subsequent requests for rehearing or appeals will be filed, the FERC, in response to the requests for rehearing or on remand after a successful appeal, could modify the terms of its authorization of METC's current rates, including reducing those rates retroactively to January 1, 2006 and ordering refunds. This could result in a significant reduction in METC's earnings from what we currently expect and, accordingly, our financial condition, cash flows and results of operations could be materially and adversely affected.

Certain elements of ITCTransmission's and METC's cost recovery through rates can be challenged which could result in lowered rates and/or refunds of amounts previously collected and thus have an adverse effect on our business, financial condition, results of operations and cash flows.

        ITCTransmission and METC provide transmission service under rates regulated by the FERC. The FERC has approved ITCTransmission's and METC's use of the rate setting formula under Attachment O, but it has not expressly approved the amount of ITCTransmission's or METC's actual capital and operating expenditures to be used in that formula. In addition, all aspects of ITCTransmission's or METC's rates approved by the FERC, including the Attachment O rate mechanism, ITCTransmission's and METC's respective allowed 13.88% and 13.38% return of and on the actual equity portion of their respective capital structures, and the data inputs provided by ITCTransmission and METC for calculation of each year's rate, are subject to challenge by interested parties at the FERC in a

Section 206 proceeding under the FPA. If a challenger can establish that any of these aspects are unjust, unreasonable, imprudent or unduly discriminatory, then the FERC will make appropriate prospective adjustments to them and/or disallow ITCTransmission's or METC's inclusion of those aspects in the rate setting formula. This could result in lowered rates and/or refunds of amounts collected after the date that a Section 206 challenge is filed. In addition, the FERC's order approving our acquisition of METC is conditioned upon ITCTransmission and METC not recovering acquisition-related costs in their rates unless a separate informational filing is submitted to the FERC. The informational filing, which could be challenged by interested parties, would need to identify those costs and show that such costs are outweighed by the benefits of the acquisition. Determinations by ITCTransmission or METC that expenses included in Attachment O for recovery are not acquisition-related costs are also subject to challenge by interested parties at the FERC. If challenged at the FERC and ITCTransmission or METC fail to show that costs included for recovery are not acquisition-related, this also could result in lowered rates and/or refunds of amounts collected. Such events could have an adverse effect on our business, financial condition, results of operations and cash flows.

ITCTransmission's or METC's actual capital investments may be lower than planned, which would decrease expected rate base and therefore our revenues.

        Each of ITCTransmission's and METC's rate base is determined in part by additions to property, plant and equipment when placed in service. ITCTransmission and METC expect to invest approximately $145.0 million and $50.0 million, respectively, in additional property, plant and equipment in 2006. Over the seven-year period beginning January 1, 2005, we anticipate investing approximately $1.6 billion in capital projects, including projects currently planned or under consideration at METC. If ITCTransmission's or METC's capital investments and the resulting in-service property, plant and equipment are lower than anticipated for any reason, including, among other things, the impact of weather conditions, union strikes, labor shortages, material and equipment prices and availability, our ability to obtain financing for such expenditures, if necessary, limitations on the amount of construction that can be undertaken on our system at any one time or regulatory approvals for reasons relating to environmental, siting or regional planning issues or as a result of legal proceedings and variances between estimated and actual costs of construction contracts awarded, ITCTransmission or METC will have a lower than anticipated rate base thus causing its revenue requirement and future earnings to be potentially lower than anticipated.

The regulations to which we are subject may limit our ability to raise capital and/or pursue acquisitions, development opportunities or other transactions or may subject us to liabilities.

        Each of ITCTransmission and METC is a "public utility" under the FPA and, accordingly, is subject to regulation by the FERC. Approval of the FERC is required under Section 203 of the FPA for a disposition or acquisition of regulated public utility facilities, either directly or indirectly through a holding company. Such approval also is required to acquire securities in a public utility. Under the Energy Policy Act of 2005, or the Energy Policy Act, Section 203 of the FPA also provides the FERC with explicit authority over utility holding companies' purchases or acquisitions of, and mergers or consolidations with, a public utility. Finally, each of ITCTransmission and METC must also seek approval by the FERC under Section 204 of the FPA for issuances of its securities.

        In addition, we are subject to local regulations relating to, among other things, regional planning and siting. If we fail to comply with these local regulations, we may incur liabilities for such failure.

Changes in federal energy laws, regulations or policies could impact cash flows and could reduce the dividends we may be able to pay our stockholders.

        Attachment O, the rate formula mechanism used by ITCTransmission and METC to calculate their respective annual revenue requirements, will be used by ITCTransmission and METC for that purpose until and unless it is determined by the FERC to be unjust and unreasonable or another mechanism is determined by the FERC to be just and reasonable. Such determinations could result from challenges initiated at the FERC by interested parties or the FERC in a proceeding under Section 206 of the FPA, or by an application initiated by ITCTransmission or METC under Section 205 of the FPA. We cannot predict whether the approved rate methodologies will be changed.

        Transmission costs constitute a relatively small portion of end-use consumers' overall electric utility costs. However, some large end-use consumers and entities supplying electricity to end-use consumers may attempt to influence government and/or regulators to change the rate setting system that applies to ITCTransmission and METC, particularly if rates for delivered electricity increase substantially.

        Each of ITCTransmission and METC is regulated by the FERC as a "public utility" under the FPA and is a transmission owner in the Midwest Independent Transmission System Operator, Inc., or MISO. The FERC could propose new policies and regulations concerning transmission services or rate setting methodologies. In addition, the U.S. Congress periodically considers enacting energy legislation that could shift new responsibilities to the FERC, modify provisions of the FPA or provide the FERC or another entity with increased authority to regulate transmission matters. ITCTransmission and METC cannot predict whether, and to what extent, ITCTransmission and METC may be affected by any such changes in federal energy laws, regulations or policies in the future.

If the network load on either ITCTransmission's or METC's transmission system is lower than expected, our revenues would be reduced.

        If the network load on either ITCTransmission's or METC's transmission system is lower than expected due to weather, a weak economy, changes in the nature or composition of the transmission grid in Michigan or surrounding regions, poor transmission quality of neighboring transmission systems, or for any other reason, it would reduce our revenues until and unless such circumstances are adjusted for in ITCTransmission's or METC's formula rate mechanism.

ITCTransmission's and METC's revenues and net income typically fluctuate on a seasonal and quarterly basis.

        Demand for electricity varies significantly with weather conditions. As a result, ITCTransmission and METC's overall revenues and net income typically fluctuate substantially on a seasonal basis, thereby impacting ITCTransmission's, METC's and our operating results. In general, ITCTransmission's and METC's revenues typically are higher in summer months, although a particularly cool summer could reduce electricity demand and revenues for that period as compared to the same period of the previous year.

Each of ITCTransmission and METC depends on its primary customer for a substantial portion of its revenues, and any material failure by those primary customers to make payments for transmission services would adversely affect our revenues and our ability to service ITCTransmission's and METC's and our debt obligations.

        ITCTransmission derives a substantial portion of its revenues from the transmission of electricity to The Detroit Edison Company's, or Detroit Edison's, local distribution facilities. Payments from Detroit Edison, billed by MISO, constituted approximately 77% of ITCTransmission's total operating revenues for the year ended December 31, 2005 and are expected to constitute the majority of ITCTransmission's revenues for the foreseeable future. Detroit Edison is rated BBB/stable and Baa1/stable by Standard and Poor's Ratings Services and Moody's Investors Services, Inc., respectively. Similarly, Consumers Energy, the regulated utility subsidiary of CMS Energy Corporation, accounted for approximately 73% of METC's revenues for the year ended December 31, 2005 and is expected to constitute the majority of METC's revenues for the foreseeable future. Consumers Energy is rated BB/stable and Baa3/stable by Standard & Poor's Ratings Services and Moody's Investors Service, Inc., respectively. Any material failure by Detroit Edison or Consumers Energy to make payments for transmission services would adversely affect our revenues and our ability to service ITCTransmission's and METC's and our debt obligations.

We may be materially and adversely affected by the termination of METC's services contract with Consumers Energy.

        Consumers Energy provides METC with operating, maintenance, inspection and other services relating to METC's transmission assets pursuant to a services contract. For the years ended December 31, 2005 and 2004, METC paid $21.1 million and $19.7 million, respectively, to Consumers Energy for these services. METC gave Consumers Energy notice of termination of the system control and system optimization portions of the services contract on November 2, 2004 and of the remainder of the services provided by Consumers Energy under the services contract on February 6, 2006. Each of these notices is effective in May 2007. METC has begun the process of hiring staff and procuring services to replace those provided under the services contract and will contract with qualified parties on the most economically attractive terms available to METC. After the termination of the services contract, METC may not be able to replace these services in a timely manner or on terms and conditions, including service levels and costs, as favorable as those METC has received from Consumers Energy.

        Consumers Energy also provides certain transmission control functions for METC at an integrated transmission and distribution control center in Jackson, Michigan. Effective upon the termination of the services contract in May 2007, METC will be performing these functions. METC may not be able to hire all of the qualified staff required to operate the new operations and control center or the new operations and control center may not be fully functional by the anticipated transition date, in which event METC will be required to continue to rely on Consumers Energy for the performance of those services even after the termination of the services contract.

METC does not own the majority of the land on which its transmission assets are located and, as a result, it must comply with the provisions of an easement agreement with Consumers Energy.

        METC does not own the majority of the land on which the transmission assets it acquired from Consumers Energy are located. Instead, under the provisions of an easement agreement with Consumers Energy, METC pays an annual fee of approximately $10.0 million to Consumers Energy in exchange for rights-of-way, leases, fee interests and licenses which allow METC to use the land on which its transmission lines are located. Under the terms of the easement agreement, METC's easement rights could be eliminated if METC fails to meet certain requirements, such as paying contractual rent to Consumers Energy in a timely manner.

Deregulation and/or increased competition may adversely affect ITCTransmission's and METC's customers, or Detroit Edison's and Consumers Energy's customers, which in turn may reduce our revenues.

        The business of ITCTransmission's and METC's primary customers is subject to regulation that has undergone substantial change in accordance with Michigan Public Act 141 of 2000, which mandates the implementation of retail access, as well as changes in federal regulatory requirements. The utility industry has also been undergoing dramatic structural change for several years, resulting in increasing competitive pressures on electric utility companies, such as Detroit Edison and Consumers Energy. The manufacturing sector in Detroit Edison's and Consumers Energy's service territories has also been subject to increasing competitive pressures. As a result, demand for electricity transmission service by manufacturing companies in ITCTransmission's and METC's service territories may be negatively impacted. These factors may create greater risks to the stability of Detroit Edison's and Consumers Energy's revenues and may affect Detroit Edison's and Consumers Energy's ability to make payments for transmission service to MISO and thus to ITCTransmission and METC, which would adversely affect our financial condition and results of operations.

        On April 1, 2005, MISO began centrally dispatching generation resources throughout much of the Midwest with the launch of its Midwest Energy Markets. Because of this restructuring of power markets throughout the Midwest, the risk profile of some of our customers may have changed, which may affect their ability to pay for the services provided by ITCTransmission and METC.

Hazards associated with high-voltage electricity transmission may result in suspension of ITCTransmission's or METC's operations or the imposition of civil or criminal penalties.

        ITCTransmission's and METC's operations are subject to the usual hazards associated with high-voltage electricity transmission, including explosions, fires, inclement weather, natural disasters, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. The hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. We maintain property and casualty insurance, but we are not fully insured against all potential hazards incident to our business, such as damage to poles and towers or losses caused by outages.

ITCTransmission and METC are subject to environmental regulations and to laws that can give rise to substantial liabilities from environmental contamination.

        ITCTransmission's and METC's operations are subject to federal, state and local environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment, establish standards for the management, treatment, storage, transportation and disposal of hazardous materials and of solid and hazardous wastes, and impose obligations to investigate and remediate contamination in certain circumstances. Liabilities to investigate or remediate contamination, as well as other liabilities concerning hazardous materials or contamination such as claims for personal injury or property damage, may arise at many locations, including formerly owned or operated properties and sites where wastes have been treated or disposed of, as well as at properties currently owned or operated by ITCTransmission or METC. Such liabilities may arise even where the contamination does not result from noncompliance with applicable environmental laws. Under a number of environmental laws, such liabilities may also be joint and several, meaning that a party can be held responsible for more than its share of the liability involved, or even the entire share. Environmental requirements generally have become more stringent in recent years, and compliance with those requirements more expensive.

        ITCTransmission and METC have incurred expenses in connection with environmental compliance, and we anticipate that each will continue to do so in the future. Failure to comply with the extensive environmental laws and regulations applicable to each could result in significant civil or criminal penalties and remediation costs. ITCTransmission's and METC's assets and operations also involve the use of materials classified as hazardous, toxic, or otherwise dangerous. Some of ITCTransmission's and METC's facilities and properties are located near environmentally sensitive areas such as wetlands and habitats of endangered or threatened species. In addition, certain properties in which ITCTransmission has an ownership interest or at which ITCTransmission or METC operates are, and others are suspected of being, affected by environmental contamination. Compliance with these laws and regulations, and liabilities concerning contamination or hazardous materials, may adversely affect our costs and, therefore our business, financial condition and results of operations.

        In addition, claims have been made or threatened against electric utilities for bodily injury, disease or other damages allegedly related to exposure to electromagnetic fields associated with electricity transmission and distribution lines. We cannot assure you that such claims will not be asserted against us or that, if determined in a manner adverse to our interests, would not have a material adverse effect on our business, financial condition and results of operations.

Acts of war, terrorist attacks and threats or the escalation of military activity in response to such attacks or otherwise may negatively affect our business, financial condition and results of operations.

        Acts of war, terrorist attacks and threats or the escalation of military activity in response to such attacks or otherwise may negatively affect our business, financial condition and results of operations in unpredictable ways, such as increased security measures and disruptions of markets. Strategic targets, such as energy related assets, including, for example, ITCTransmission's and METC's transmission facilities and Detroit Edison's and Consumers Energy's generation and distribution facilities, may be at risk of future terrorist attacks. In addition to the increased costs associated with heightened security requirements, such events may have an adverse effect on the economy in general. A lower level of economic activity could result in a decline in energy consumption, which may adversely affect our business, financial condition and results of operations.

Risks Relating to the Acquisition of METC

We may encounter difficulties consolidating METC into our business and may not fully attain or retain, or achieve within a reasonable time frame, expected strategic objectives, cost savings and other expected benefits of the acquisition.

        We expect to realize strategic and other benefits as a result of ITC Holdings' acquisition of the indirect ownership interests in METC. Our ability to realize these benefits or successfully consolidate METC's business with ours, however, is subject to certain risks and uncertainties, including, among others:

  •
  the challenges of consolidating businesses;

  •
  the costs of consolidating METC and upgrading and enhancing its operations may be higher than we expect and may require more resources, capital expenditures and management attention than anticipated;

  •
  delay of capital investments in METC's system due to uncertainty around the timing of the closing of the acquisition;

  •
  employees important to METC's operations may decide not to continue employment with us; and

  •
  we may be unable to anticipate or manage risks that are unique to METC's historical business, including those related to its workforce, customer demographics and information systems.

        In addition, METC may incur costs relating to the termination of contracts for engineering and other services performed on behalf of METC prior to the acquisition. METC may choose not to utilize these services following consummation of ITC Holdings' acquisition of METC. We are in the process of identifying such contracts, and METC has received demands from one of its vendors for aggregate termination payments of up to approximately $4.0 million. Any such termination payments made by METC may have an adverse impact on our financial position, results of operations and cash flows.

        Our failure to manage these risks, or other risks related to the acquisition that are not presently known to us, could prevent us from realizing the expected benefits of the acquisition and also may have a material adverse effect on our results of operations and financial condition, which could cause the value of our common stock to decline.

MTH's independent accountants identified a material weakness in its internal control over financial reporting and we cannot assure you that the accounting staff at MTH has the technical resources and expertise to account for and disclose more complex items.

        In performing the audit of MTH's financial statements as of and for the year ended December 31, 2005, MTH's independent accountants noted a matter involving MTH's internal control over financial reporting that MTH's independent accountants consider to be a material weakness. MTH's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

        MTH's independent accountants noted as a material weakness that the accounting staff at MTH requires additional technical resources and expertise to properly account for and disclose more complex items. MTH's independent accountants also noted that MTH's principal accountant left the company in the second quarter of 2006, which has further reduced the expertise of MTH's accounting function and level of institutional knowledge. Finally, MTH's independent accountants noted that MTH does not have formal policies and procedures for identifying, researching and ensuring compliance with new accounting pronouncements.

        MTH had begun the process of hiring additional accounting and related staff; however, this process was halted in light of the announcement of the acquisition of METC by ITC Holdings. After the acquisition, we expect that ITC Holdings' accounting and other personnel with the required expertise will address the material weakness identified by MTH's independent accountants, and MTH and METC are expected to be subject to ITC Holdings' system of internal control. However, given the material weakness in MTH's internal control over financial reporting described above, there is a risk that MTH has not prevented or detected material misstatements or irregularities in its historical financial statements.

Risks Related to Our Capital Structure and Leverage

Your ability as a stockholder of ITC Holdings to influence our management and policies will be limited as a result of the ownership of our common stock by the IT Holdings Partnership.

        As of October 16, 2006, the IT Holdings Partnership owned 27.0% of our common stock, as compared to 53.3% as of June 30, 2006. Even though the IT Holdings Partnership owns less than 50% of our common stock, it continues to be our largest single stockholder. The ability of our stockholders, other than the IT Holdings Partnership, to influence our management and policies will continue to be limited, including with respect to our acquisition or disposition of assets, the approval of a merger or similar business combination, the incurrence of indebtedness, the issuance of additional shares of common stock or other equity securities and the payment of dividends or other distributions on our common stock. In addition, we cannot take certain actions that would adversely affect the limited partners of the IT Holdings Partnership without their approval. We cannot assure you that the interests of the IT Holdings Partnership and/or its limited partners will not conflict with the interests of other holders of our common stock.

We are highly leveraged and our dependence on debt may limit our ability to pay dividends and/or obtain additional financing.

        After giving effect to the consummation of the acquisition and the other transactions described under "The Transactions," we expect to have approximately $1.2 billion of consolidated indebtedness.

        As of June 30, 2006, ITCTransmission had outstanding $185.0 million of 4.45% First Mortgage Bonds, Series A, due July 15, 2013 and $100.0 million of 6.125% First Mortgage Bonds, Series C, due March 31, 2036 and ITC Holdings had outstanding $267.0 million of 5.25% Senior Notes due July 15, 2013. Additionally, at June 30, 2006, we had total revolving credit facility commitments at ITCTransmission and ITC Holdings of $75.0 million and $50.0 million, respectively, with $50.0 million drawn at ITC Holdings. There were no amounts outstanding under ITCTransmission's revolving credit facility as of June 30, 2006. ITC Holdings repaid amounts outstanding under its revolving credit facility on October 12, 2006.

        As of June 30, 2006, MTH had outstanding $90.0 million of 6.05% Senior Secured Notes due 2015, or the MTH Notes, and METC had outstanding $175.0 million of 5.75% Senior Secured Notes due 2015, or the METC Notes, and a $35.0 million revolving credit facility, under which $15.5 million was drawn as of June 30, 2006. We expect that MTH will redeem or repay all of the outstanding MTH Notes. METC repaid amounts outstanding under its revolving credit facility on October 12, 2006. For more information, see "The Transactions." This capital structure can have several important consequences, including, but not limited to, the following:

  •
  If future cash flows are insufficient, we or our subsidiaries may need to incur further indebtedness in order to make the capital expenditures and other expenses or investments planned by us.

  •
  Our indebtedness will have the general effect of reducing our flexibility to react to changing business and economic conditions insofar as they affect our financial condition and, therefore, may pose substantial risk to our stockholders. A substantial portion of the dividends and payments in lieu of taxes we receive from ITCTransmission and METC will be dedicated to the payment of interest on our indebtedness, thereby reducing the funds available for the payment of dividends on our common stock.

  •
  In the event that we are liquidated, any of our senior or subordinated creditors and any senior or subordinated creditors of our subsidiaries will be entitled to payment in full prior to any distributions to the holders of our shares of common stock.

  •
  ITC Holdings' and ITCTransmission's credit facilities mature in March 2010 and METC's revolving credit facility matures in December 2008, and our ability to secure additional financing prior to or after that time, if needed, may be substantially restricted by the existing level of our indebtedness and the restrictions contained in our debt instruments.

        We may incur substantial indebtedness in the future. The incurrence of additional indebtedness would increase the leverage-related risks described in this prospectus.

Certain provisions in our debt instruments limit our capital flexibility.

        Our debt instruments include senior notes, secured notes, first mortgage bonds and revolving credit facilities containing numerous financial and operating covenants that place significant restrictions on, among other things, our ability to:

  •
  incur additional indebtedness;

  •
  engage in sale and lease-back transactions;

  •
  create liens or other encumbrances;

  •
  enter into mergers, consolidations, liquidations or dissolutions, or sell or otherwise dispose of all or substantially all of our assets;

  •
  make capital expenditures at METC prior to the final determination of METC's rate case, other than capital expenditures that METC reasonably believes are necessary to comply with its obligations as a regulated transmission company; and

  •
  pay dividends or make distributions on ITC Holdings' and ITCTransmission's capital stock.

        Our revolving credit facilities and the METC Notes also require us to meet certain financial ratios. Our ability to comply with these and other requirements and restrictions may be affected by changes in economic or business conditions, results of operations or other events beyond our control. A failure to comply with the obligations contained in any of our debt instruments could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross acceleration or cross default provisions.

Adverse changes in our credit ratings may negatively affect us.

        Our ability to access capital markets is important to our ability to operate our business. Increased scrutiny of the energy industry and the impacts of regulation, as well as changes in our financial performance could result in credit agencies reexamining our credit rating. A downgrade in our credit rating could restrict or discontinue our ability to access capital markets at attractive rates and increase our borrowing costs. A rating downgrade could also increase the interest we pay under our revolving credit facilities.

Our recent public offering caused us to undergo an "ownership change "for purposes of Section 382 of the Internal Revenue Code which will limit the amount of our net operating loss carryforwards that we may use to reduce our tax liability in a given period.

        As of December 31, 2005, we had net operating loss carryforwards, or NOLs, of $71.1 million. These NOLs may be used to offset future taxable income and thereby reduce our U.S. federal income taxes otherwise payable. Section 382 of the Internal Revenue Code of 1986, as amended, imposes an annual limit on the ability of a corporation that undergoes an "ownership change" to use its NOLs to reduce its tax liability. In the event of an ownership change, we would not be able to use our pre-ownership change NOLs in excess of the limitation imposed by Section 382 for each annual period. Our recent public offering caused us to experience an ownership change.

        In addition, we acquired approximately $50.0 million of NOLs in the acquisition described under "The Transactions." We will be subject to annual limitations as a result of the acquisition of all of the indirect ownership interests in METC by ITC Holdings, as well as limitations resulting from prior transactions by the acquired entities.

        While our NOLs may be subject to an annual limitation as a result of the ownership change described above, we expect that our ability to use the NOLs over time will not be materially affected by such limitation, although we cannot assure you in this regard.

We may not be able to pay dividends, and the reduction or elimination of dividends would negatively affect the market price of our common stock.

        While we currently intend to continue to pay quarterly dividends on our common stock, we have no obligation to do so. Dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, anticipated cash needs and other factors that our board of directors may deem relevant. For example, we may not generate sufficient cash from operations in the future to pay dividends on our common stock in the intended amounts or at all. In addition, ITC Holdings is a holding company and its ability to pay dividends may be limited by restrictions upon transfer of funds applicable to its subsidiaries (including, for example, those which are contained in ITCTransmission's revolving credit facility, the METC Notes, METC's revolving credit facility and IT Holdings Partnership's limited agreement). As a holding company without any specific operations, ITC Holdings is dependent on receiving dividends from its operating subsidiaries, such as ITCTransmission and METC and its other subsidiaries, in order to be able to make dividend distributions of its own. Any reduction or elimination of dividends could adversely affect the market price of our common stock.

Provisions in the Articles of Incorporation and bylaws of ITC Holdings and Michigan corporate law may prevent efforts by our stockholders to change the direction or management of our company.

        The Articles of Incorporation and bylaws of ITC Holdings contain provisions that might enable our management to resist a proposed takeover. These provisions could discourage, delay or prevent a change of control or an acquisition at a price that our stockholders may find attractive. These provisions also may discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

  •
  a requirement that special meetings of our stockholders may be called only by our board of directors, the chairman of our board of directors, our president or the holders of a majority of the shares of our outstanding common stock;

  •
  a requirement of unanimity when stockholders are acting by consent without a meeting if the IT Holdings Partnership owns less than 35% of our shares of common stock;

  •
  advance notice requirements for stockholder proposals and nominations; and

  •
  the authority of our board to issue, without stockholder approval, common or preferred stock, including in connection with our implementation of any stockholders rights plan, or "poison pill."

Provisions of the Articles of Incorporation of ITC Holdings restrict market participants from voting or owning 5% or more of the outstanding shares of capital stock of ITC Holdings.

        ITCTransmission was granted favorable regulatory treatment by the FERC based on its independence from market participants. The FERC defines a "market participant" to include any person or entity that, either directly or through an affiliate, sells or brokers electricity, or provides ancillary services to MISO. An affiliate, for these purposes, includes any person or entity that directly or indirectly owns, controls or holds with the power to vote 5% or more of the outstanding voting securities of a market participant. To help ensure that ITC Holdings and its subsidiaries will remain independent of market participants, ITC Holdings' Articles of Incorporation impose certain restrictions on the ownership and voting of shares of capital stock of ITC Holdings by market participants. In particular, the Articles of Incorporation provide that ITC Holdings is restricted from issuing any shares of capital stock or recording any transfer of shares if the issuance or transfer would cause any market participant, either individually or together with members of its "group" (as defined in SEC beneficial ownership rules), to beneficially own 5% or more of any class or series of our capital stock. Additionally, if a market participant, together with its group members, acquires beneficial ownership of 5% or more of any series of the outstanding shares of capital stock of ITC Holdings, such market participant or any stockholder who is a member of a group including a market participant will not be able to vote or direct or control the votes of shares representing 5% or more of any series of ITC Holdings' outstanding capital stock. Finally, to the extent a market participant, together with its group members, acquires beneficial ownership of 5% or more of the outstanding shares of any series of capital stock of ITC Holdings, the Articles of Incorporation allow the board of directors of ITC Holdings to redeem any shares of capital stock of ITC Holdings so that, after giving effect to the redemption, the market participant, together with its group members, will cease to beneficially own 5% or more of that series of ITC Holdings' outstanding capital stock.

Risks Related to This Offering

Future sales of our shares could depress the market price of our common stock.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We, our directors and executive officers and the ITC Holdings Partnership have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from October 4, 2006, continuing through the date that is 90 days after October 4, 2006, except with the prior written consent of Credit Suisse Securities (USA) LLC.

        Pursuant to the management stockholder's agreements that we entered into with each of our employees who have purchased or been granted shares of our common stock under the Stock Purchase and Option Plan (equal to an aggregate of 1,227,014 shares as of October 16, 2006), generally these employee stockholders have the right, upon the sale by the IT Holdings Partnership of shares of our common stock in any underwritten offering, to sell a percentage of the shares of our common stock that the employee stockholders hold at the time of the offering and any shares of our common stock underlying then exercisable options. Under the management stockholder's agreements, as a percentage of total shares held, the employee stockholders would be eligible to sell a percentage equal to the percentage sold by the IT Holdings Partnership in any underwritten offering. Otherwise, each of these employee stockholders is restricted from selling any common stock he or she holds until the fifth anniversary of the date of the execution of the employee stockholder's respective management stockholder's agreement (which were generally entered into between February 2003 and November 2004), which date in all cases falls after 90 days from October 4, 2006. The "piggyback" registration rights described above also expire on such fifth anniversary. The management stockholder's agreements have been modified with respect to new employees hired after November 16, 2005 who have received restricted stock grants after that date so that such employees will not have "piggyback" registration rights with respect to such stock and will not have vesting rights in such stock upon any change of control of ITC Holdings.

        Notwithstanding the foregoing, all of our employee stockholders have agreed to waive the right to exercise their "piggyback" registration rights with respect to our recent public offering. In exchange for these waivers, we have provided these employee stockholders the right to sell, pursuant to the registration statement on Form S-8 of which this prospectus forms a part, at any time on or after the date of this prospectus, all or any portion of the same number of shares of ITC Holdings' common stock that those employee stockholders could have disposed of by exercising their "piggyback" registration rights.

        Management stockholder's agreements do not apply to grants under the ITC Holdings Corp. 2006 Long Term Incentive Plan, or 2006 Long Term Incentive Plan. The compensation committee of our board of directors may approve restrictions on shares granted under that plan. On August 16, 2006, the compensation committee approved grants of shares of restricted stock that vest on August 16, 2011 and options to purchase shares of our common stock which vest 20% per year over a five-year period from the date of the grant.

        As of the date of this prospectus, we have 42,148,492 shares of common stock outstanding. Of those shares, 27,752,634 shares are freely tradable. Approximately 201,706 shares subject to options held by our employees are eligible for resale and approximately 469,634 shares will be eligible for resale after the expiration of the 90-day lock-up period referred to above, in each case subject to restrictions under the Securities Act of 1933, as amended. Approximately 14,395,858 shares outstanding as of the date of this prospectus will be eligible for resale from time to time, subject to the contractual restrictions on sales referred to above and to the volume, manner of sale and other conditions of Rule 144.

        In addition, as of the date of this prospectus, 4,665,253 shares were available for future issuance under the Stock Purchase and Option Plan, ITC Holdings Corp. Employee Stock Purchase Plan and 2006 Long Term Incentive Plan, including 2,787,896 shares issuable upon the exercise of outstanding stock options, of which 1,306,704 were vested as of the date of this prospectus. In the future, we may issue our common stock in connection with investments or repayment of our debt. The amount of such common stock issued could constitute a material portion of our then outstanding common stock.

THE TRANSACTIONS

The METC Acquisition

Purchase Agreement

        On May 11, 2006, ITC Holdings entered into a purchase agreement with TE Power Opportunities Investors, L.P., Mich 1400 LLC, MEAP US Holdings Ltd.,, MEAP, Evercore Co-Investment Partnership II L.P., Evercore METC Capital Partners II L.P. and the other parties thereto. Pursuant to the purchase agreement, on October 10, 2006, ITC Holdings acquired indirect ownership of all the partnership interests in MTH, the sole member of METC, in a transaction valued at approximately $867.3 million, which excludes fees and expenses, and which we refer to as the "acquisition." Under the terms of the purchase agreement, the former indirect owners of the MTH partnership interests, whom we refer to as the "selling shareholders," received approximately $484.0 million in cash and 2,195,045 shares of our common stock were issued to MEAP. In addition, we, MTH or METC have or will assume, repay or redeem approximately $311.7 million of MTH and METC debt and certain liabilities (net of $4.5 million of cash and cash equivalents) based on June 30, 2006 balances. Also as part of the acquisition, ITC Holdings acquired METC GP Holdings, Inc., Evercore METC Investment Inc., Evercore METC Co-Investment Inc., Macquairie Transmission Michigan Inc., NA Capital Holdings Inc. and Mich 1400 Corp. These entities collectively had NOLs of approximately $50.0 million at the acquisition date which will be subject to annual NOL usage limitations as a result of the acquisition of such entities by ITC Holdings, as well as limitations that resulted from prior transactions.

Stockholders Agreement

        Under the purchase agreement, ITC Holdings entered into a stockholders agreement with MEAP on October 10, 2006. The stockholders agreement prohibits MEAP from selling the shares of our common stock that MEAP acquired in the acquisition, or the "acquired stock," for one year from October 10, 2006, other than with ITC Holdings' consent or in connection with certain permitted transfers to affiliates of MEAP. The stockholders agreement also prohibits MEAP from entering into any transaction designed to reduce MEAP's risk as a holder of the acquired stock during the one year lock-up period.

        Under the stockholders agreement, MEAP is entitled to incidental registration rights during the second year after the consummation of the acquisition. If during that second year ITC Holdings proposes to register its common stock under the Securities Act for its own account (excluding registrations on Form S-4 or S-8 and registrations of common stock to be issued to acquire the assets or securities of another entity in connection with an acquisition or business combination), ITC Holdings will use commercially reasonable efforts to register the acquired stock under the Securities Act if MEAP so requests. ITC Holdings will pay all expenses of registering the acquired stock, but not any underwriting commissions or discounts applicable to any sale of the acquired stock. The stockholders agreement requires ITC Holdings to indemnify MEAP, any affiliate of MEAP and any underwriter who participates in the offering or sale of the acquired stock pursuant to the stockholders agreement against certain liabilities arising under the Securities Act.

Management Services Agreement Termination

        The selling shareholders delivered upon the consummation of the acquisition an agreement terminating the Management Services Agreement between Trans-Elect and METC, or the MSA. This agreement terminated the MSA and all rights, obligations and liabilities of METC and Trans-Elect thereunder, excluding certain sections to the extent they relate to services performed under the MSA prior to October 10, 2006. In consideration for terminating the MSA, we paid Trans-Elect, on behalf of METC, the sum of:

  •
  $6.0 million;

  •
  all unpaid expenses of Trans-Elect reimbursable under the MSA; and

  •
  the accrued and unpaid service fees owed to Trans-Elect under the MSA.

        METC and Trans-Elect concurrently released and discharged the other and the other's affiliates, employees, officers, directors, successors and assigns from all obligations, damages, liabilities and claims of any kind relating to or arising out of the MSA, subject to the survival of the provisions noted above.

Financing of the METC Acquisition

        We financed ITC Holdings' acquisition of all of the indirect ownership interests in METC and the assumption, repayment or redemption of approximately $311.7 million of MTH and METC debt and certain liabilities (net of $4.5 million of cash and cash equivalents) based on June 30, 2006 balances, together with fees and expenses related to these transactions, with the net proceeds from:

  •
  the issuance of 6,580,987 shares of our common stock in our recent public offering; and

  •
  our issuance of $510.0 million of senior notes in a private placement,

together with the issuance to MEAP of 2,195,045 shares of our common stock.

Assumption, Repayment and Redemption of Debt at MTH, METC and ITC Holdings

        In connection with ITC Holdings' acquisition of the indirect ownership interests in METC, we, MTH or METC:

  •
  will redeem or repay $90.0 million aggregate principal amount of the MTH Notes, resulting in "make-whole" premium costs of approximately $6.4 million, based on assumptions and market data as of October 4, 2006;

  •
  have assumed $175.0 million aggregate principal amount of the METC Notes;

  •
  have repaid approximately $15.5 million outstanding as of June 30, 2006 under METC's $35.0 million revolving credit facility;

  •
  have assumed $29.7 million of long-term interest bearing obligations at METC, including the current portion of interest bearing obligations of $5.8 million as of June 30, 2006; and

  •
  have repaid approximately $50.0 million outstanding as of June 30, 2006 under ITC Holdings' revolving credit facility.

        In addition, after the acquisition, METC may elect to refinance the METC Notes through redemption and the issuance of new mortgage bonds.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. We will pay substantially all the expenses incident to the registration of such shares, except for sales commissions and other expenses of selling stockholders.

SELLING STOCKHOLDERS

        This prospectus covers offers and sales from time to time by selling stockholders of up to 721,997 shares of our common stock that have been issued pursuant to the Stock Purchase and Option Plan. All of the selling stockholders are our employees or former employees. Registration of the selling stockholders' common stock does not necessarily mean that the selling stockholders will offer or sell any of their shares.

        The following table sets forth information as of October 13, 2006 with respect to the beneficial ownership of our common stock by each selling stockholder who is one of our executive officers or beneficially owns more than the lesser of (1) 1,000 shares of our common stock or (2) 1% of the shares of our common stock issuable under the Stock Purchase and Option Plan, and the number of shares of our common stock which may be offered pursuant to this prospectus. Selling stockholders who own less than such amounts of our common stock may use this prospectus for offer and sale of such shares.

        Because the selling stockholders may offer all, some or none of the shares of common stock which they hold, no definite estimate can be given as to the number of shares that will be held by the selling stockholders upon termination of such offering. In addition, in the future, additional shares of common stock or stock options may be granted under the Stock Purchase and Option Plan to one or more of the selling stockholders named below. In the future, shares held by selling stockholders may be sold either pursuant to the Registration Statement of which this prospectus is a part or pursuant to Rule 144 under the Securities Act.

Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Before Sales Under this Prospectus(1)	Shares of Common Stock Offered for Sale Under this Prospectus	Number of Shares of Common Stock Beneficially Owned After Sales Under this Prospectus(1)
Joseph L. Welch	629,003	176,334	452,669
Edward M. Rahill	133,891	28,050	105,841
Jim D. Cyrulewski	150,444	23,461	126,983
Richard A. Schultz	105,447	23,461	81,986
Linda H. Blair	105,500	23,460	82,040
Larry Bruneel	56,864	20,409	36,455
John H. Flynn	42,088	20,029	22,059
Joseph R. Dudak	63,120	18,700	44,420
Daniel J. Oginsky	45,855	17,051	28,804
Jon E. Jipping	53,282	11,730	41,552
David Svanda	32,370	11,380	20,990
Antonio Sammut	36,762	11,380	25,382
Joseph Fennell	49,031	10,014	39,017
James Wachlarz	47,114	10,014	37,100
Peter Scussel	46,896	10,014	36,882
Thomas Wrenbeck	44,096	10,014	34,082
Michael Moltane	42,944	10,014	32,930
Gregory Ioanidis	42,138	10,014	32,124
Elizabeth Howell	42,000	10,014	31,986
Denis Desrosiers	38,885	10,014	28,871
Thomas Vitez	35,257	25,014	10,243
Christine Kujawa	32,428	10,014	22,414
Lisa Aragon	25,595	9,105	16,490
Fred Hudson	31,521	9,102	22,419
Donovan Greening	22,477	8,194	14,283
Steven Sczytko	19,672	6,409	13,263
David Doubley	22,786	4,806	17,980

Raymond Smith	22,564	4,806	17,758
Roger Zdziebko	22,173	4,806	17,367
James Frankowski	20,109	4,806	15,303
Anne Jinks	18,619	4,806	13,813
John Andree	15,976	4,806	11,170
Simon Whitelocke	9,062	2,002	7,060
Charles Neff	8,600	2,002	6,598
Fred Stibor	8,232	2,002	6,230
Donna Zalewski	7,849	2,002	5,847
Wayne Ginste	6,744	2,002	4,742
Dorothy Golob	6,581	2,002	4,579
Steven Stout	6,526	2,002	4,524
Limming Lu	5,608	2,002	3,606
James Cangealose	5,175	2,002	3,173
Gretchen Holloway	4,934	2,002	2,932
Patricia Wenzel	4,819	2,002	2,817
Nisha Chopra	4,767	2,002	2,765
Patrick Maurer	4,737	2,002	2,735
Christopher McMacken	4,629	2,002	2,627
Russell Langton	4,586	2,002	2,584
Debra Yinger	4,250	2,002	2,248
Catherine Day	4,125	2,002	2,123
Douglas Evans	3,984	2,002	1,982
Janet Reed	3,967	2,002	1,965
Dennis O'Brien	3,954	2,002	1,952
Mark Manor	3,611	2,002	1,609
Constantine Gazepis	3,598	2,002	1,596
Tadeusz Lukawski	3,589	2,002	1,587
M. Cynthia Stump	3,552	2,002	1,550
Shamala Mohanraj	3,542	2,002	1,540
Jason Sutton	3,528	2,002	1,526
Matthew Gonzalez	3,504	2,002	1,502
Jennifer Welch	3,450	2,002	1,448
Raymond Yucha	3,442	2,002	1,440
Larry Maxwell	3,354	2,002	1,352
David Price	3,343	2,002	1,341
Ree Moorhead Pruehs	3,343	2,002	1,341
John Waszak	3,343	2,002	1,341
Michael Benskey	3,242	2,002	1,240
Terry Gruber	3,185	2,002	1,183
Stephen Molter	3,173	2,002	1,171
Janice Sullivan	3,155	2,002	1,153
John Soehren	3,129	2,002	1,127
Joseph Yapur	3,112	2,002	1,110
Robert James	3,110	2,002	1,108
John Ellul	3,105	2,002	1,103
Carlos Wentworth	3,077	2,002	1,075
Joseph Jasinski	3,065	2,002	1,063

Richard Zielinski	3,044	2,002	1,042
Pedro Melendez	3,037	2,002	1,035
Jamesenna Tillman	3,027	2,002	1,025
Jeffrey Wyman	3,015	2,002	1,013
Thomas Higgins	3,013	2,002	1,011
Kimberly Cleyman	2,997	2,002	995
Raymond Kershaw	2,896	2,002	894
Brian Slocum	2,867	2,002	865
Jennifer Bush	2,841	2,002	839
Brandon Desbrough	2,529	2,002	527
Merlyn Tripp	2,360	2,002	358
Virginia Roberts	2,316	2,002	314
Elaine Clifford	2,300	2,002	298
Jean-Louis Racicot	2,261	2,002	259
Thomas Kirby	2,249	2,002	247
Darren Long	2,225	2,002	223
Gregory Wright	2,225	2,002	223
Steven Watros	2,210	2,002	208
Barbara Mention	2,186	2,002	184
Lamont Durr	2,184	2,002	182
Jeffrey Kehoe	2,162	2,002	160
Michael Morgan	2,153	2,002	151
Maurice Rice	2,102	2,002	100
Grace Rush	2,101	2,002	99
Lawrence Buszek	5,134	1,602	3,532
Jitender Sunke	4,045	1,602	2,443
Purvi Patel	3,362	1,602	1,760
Erin Keeler	2,816	1,602	1,214
Neil Doshi	2,724	1,602	1,122
Sara Flessert	2,692	1,602	1,090
Robert Haas	2,674	1,602	1,072
Carlo Capra	2,493	1,602	891
Timothy Greenen	2,443	1,602	841
Angela Fagan	2,397	1,602	795
Charles Marshall	2,148	1,602	546
Stanford Chambers	1,823	1,602	221
Christopher Youngert	1,818	1,602	216
James Zeleznock	1,796	1,602	194
Lawrence Keller	1,786	1,602	184
Jason Ausmus	1,745	1,602	143

	2,388,784	721,997	1,666,787

(1)
Other than Joseph L. Welch, who will own approximately 1%, all of the selling stockholders named above will own less than 1% of the outstanding shares of common stock after the completion of this offering assuming that each selling stockholder sells all of the shares that such selling stockholder is offering under this prospectus.

  The amounts and percentages of our common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest. The columns above setting forth the beneficial ownership of shares include shares of common stock that the individual had the right to acquire on October 13, 2006 or within 60 days thereafter pursuant to stock options.

PLAN OF DISTRIBUTION

        Each selling stockholder may sell his or her shares of common stock covered by this prospectus for value from time to time in one or more transactions on the New York Stock Exchange, in negotiated transactions or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The selling stockholders may effect such transactions by selling the shares of common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares of common stock for whom such broker-dealers may act as agent (which compensation may be less than or in excess of customary commissions).

        Each selling stockholder and any broker-dealer that participates in the distribution of the shares of common stock may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions under the Securities Act. All selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

        In addition to the shares of common stock sold hereunder, the selling stockholders, may, at any time, sell any shares of common stock owned by them in compliance with all of the requirements of Rule 144 of the Securities Act, regardless of whether such shares are covered by this prospectus. The amount of securities reoffered or resold by the means of this reoffer prospectus may not exceed, during any three-month period, the amount specified in Rule 144(e) of the Securities Act.

        There is no assurance that the selling stockholders will sell all or any portion of the shares of common stock offered hereby or that the selling stockholders will transfer, devise or gift these shares by other means.

        We will pay all expenses in connection with this offering and will not receive any proceeds from sales of any shares of common stock by the selling stockholders.

EXPERTS

        The consolidated financial statements of ITC Holdings Corp. and subsidiaries as of December 31, 2005 and 2004, and for each of the two years in the period ended December 31, 2005 and the period from February 28, 2003 (Date of Acquisition) through December 31, 2003, management's report on the effectiveness of internal control over financial reporting as of December 31, 2005 and the related financial statement schedule, and the financial statements of International Transmission Company, LLC (Predecessor ITCTransmission) for the two-month period ended February 28, 2003, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports incorporated by reference herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The financial statements of Michigan Transco Holdings, Limited Partnership as of December 31, 2005 and 2004, and for the years ended December 31, 2005 and 2004 and the periods January 1, 2003 to December 9, 2003 and December 10, 2003 to December 31, 2003 incorporated by reference in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, have been so incorporated by reference given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-8 under the Securities Act with respect to the sale of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made. We are subject to the informational requirements of the Exchange Act and we file periodic reports and other information with the SEC. The registration statement, ITC Holdings' Amendment No.1 to Registration Statement on Form S-1 (File No. 333-135137) filed with the SEC on September 25, 2006, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

        The following documents filed with the SEC by ITC Holdings Corp. pursuant to the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated by reference in this registration statement:

(a)
ITC Holdings' Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 16, 2006;

(b)
ITC Holdings' Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, filed with the SEC on May 4, 2006 and August 10, 2006, respectively;

(c)
ITC Holdings' Current Reports on Form 8-K, filed with the SEC on February 14, 2006, March 30, 2006, May 12, 2006, May 17, 2006, May 23, 2006, May 26, 2006, July 18, 2006, July 25, 2006, August 7, 2006, August 16, 2006, August 17, 2006, August 18, 2006, September 1, 2006, September 25, 2006, October 6, 2006, October 10, 2006 and October 16, 2006; and

(d)
ITC Holdings' prospectus filed pursuant to Rule 424(b) of the Securities Act (Registration Statement No. 333-135137), filed with the SEC on October 4, 2006.

        All documents that ITC Holdings subsequently files pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement indicating that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

        The class of securities to be offered is registered under Section 12 of the Exchange Act.

Item 5. Interests of Named Experts and Counsel.

        Not applicable.

Item 6. Indemnification of Directors and Officers.

        As permitted by the Michigan Business Corporation Act, or MBCA, our Articles of Incorporation and bylaws generally limit the personal liability of our directors to us and our stockholders for breach of their fiduciary duty and require us to indemnify our directors and officers to the fullest extent permitted by the MBCA. Specifically, our bylaws require us to indemnify directors and officers against expenses (including actual and reasonable attorneys' fees), judgments, penalties, fines, excise taxes and settlements actually and reasonably incurred in connection with any threatened, pending or completed action or proceeding brought against a director or officer by reason of the fact that the person is or was a director or officer of ITC Holdings or, while serving as a director or officer, is or was serving at the request of ITC Holdings as a director, officer, member, partner, trustee, employee, fiduciary or agent of another enterprise to the maximum extent permitted by, and in accordance with the procedures and requirements specified in, the MBCA. Our bylaws also provide that indemnification is a contractual right between us and the officer or director, who may not be adversely affected by a repeal of the indemnification provisions of our bylaws.

        The MBCA and our bylaws authorize us to purchase and maintain insurance on behalf of a person who is or was a director, officer, employee or agent of ITC Holdings or who serves at the request of ITC Holdings as a director, officer, partner, trustee, employee or agent of another enterprise, whether or not we would have the power to indemnify him or her under the bylaws or the laws of the State of Michigan. We maintain a directors' and officers' insurance policy. The policy insures directors and officers against unindemnified losses from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers and directors pursuant to the provisions described above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7. Exemption from Registration Claimed.

        The sale of the shares of common stock registered pursuant to this registration statement were exempt from the registration requirements of the Securities Act, in reliance on Rule 701 or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. There were no underwriters involved in connection with the sale of the above securities.

Item 8. Exhibits.

        The following exhibits are filed as part of this registration statement:

Exhibit Number	Description of Document
4.1	Amended and Restated Articles of Incorporation of ITC Holdings Corp. (incorporated by reference to Exhibit 3.1 to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (Registration Statement No. 333-123657) ("S-1 Amendment No. 3") filed on June 30, 2005)
4.2
Amended and Restated By-laws of ITC Holdings Corp. (incorporated by reference to Exhibit 3.2 to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (Registration Statement No. 333-123657) filed on June 10, 2005)
4.3	Form of Certificate of Common Stock (incorporated by reference to Exhibit 4.1 to S-1 Amendment No. 3)
4.4	Amended and Restated 2003 Stock Purchase and Option Plan for Key Employees of the Registrant and Its Subsidiaries (incorporated by reference to Exhibit 10.13 to S-1 Amendment No. 3)
4.5
Amendment No. 1 to the Amended and Restated 2003 Stock Purchase and Option Plan for Key Employees of the Registrant and Its Subsidiaries (incorporated by reference to Exhibit 10.38 to the Registrant's Current Report on Form 8-K filed on February 14, 2006)
23.1	Consent of Deloitte & Touche LLP relating to International Transmission Company, LLC
23.2	Consent of Deloitte & Touche LLP relating to ITC Holdings Corp. and subsidiaries
23.3	Consent of PricewaterhouseCoopers LLP relating to Michigan Transco Holdings, Limited Partnership
24.1	Power of Attorney (included in the signature page to this registration statement)

Item 9. Undertakings.

(a)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        Provided, however, that

(A)
paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, ITC Holdings Corp. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novi, State of Michigan, on October 17, 2006.

ITC Holdings Corp.
By:	/s/ JOSEPH L. WELCH Name: Joseph L. Welch Title: Director, President, Chief Executive Officer and Treasurer

        We, the undersigned directors and officers of ITC Holdings Corp., do hereby constitute and appoint Joseph L. Welch, Edward M. Rahill and Daniel J. Oginsky, or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 17, 2006.

Signature	Title

/s/ JOSEPH L. WELCH Joseph L. Welch	Director, President, Chief Executive Officer and Treasurer (Principal Executive Officer)
/s/ EDWARD M. RAHILL Edward M. Rahill	Vice President-Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ LEWIS M. EISENBERG Lewis M. Eisenberg	Director
/s/ EDWARD G. JEPSEN Edward G. Jepsen	Director
/s/ LEE C. STEWART Lee C. Stewart	Director
/s/ GORDON BENNETT STEWART III Gordon Bennett Stewart III	Director

QuickLinks

EXPLANATORY NOTE
ITC HOLDINGS CORP. 721,997 Shares Common Stock, without par value
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
ITC HOLDINGS CORP.
RISK FACTORS
THE TRANSACTIONS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
PART II INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
SIGNATURES